EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following description of the common stock of FCCC, Inc. (the “Company”) does not purport to be complete and is subject to and qualified by reference to the Company’s Composite Amended and Restated Certificate of Incorporation (the “Certificate”) and Composite Amended and Restated By‑Laws (the “Bylaws”) and applicable law.

Authorized Capital

The Company is authorized to issue up to 22,000,000 shares of common stock with no par value (the “common stock”).

Voting Rights

Each stockholder of record of common stock is entitled to one vote for each share held on every matter properly submitted to the stockholders for their vote. Holders of common stock do not have cumulative voting rights.

Dividends and Other Distributions

After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled ratably to any dividend declared by the board of directors out of funds legally available for this purpose. The outstanding shares of common stock are fully paid and nonassessable.

No Special Rights

The Certificate does not afford any redemption or conversion rights, sinking fund provisions or preemptive right to subscribe for or purchase additional shares to holder of any class of our capital stock.

Liquidation Rights

Upon liquidation of the Company, or its dissolution or winding up, the holders of common stock are entitled to receive ratably the Company’s net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

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Anti-Takeover Provisions

The Company is subject to the provisions of Section 33-844 of the Connecticut Business Corporation Act (“CBCA”) which prohibits a Connecticut corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the purchase of stock by which such person becomes an interested shareholder is approved by the board of directors, and by a majority of the nonemployee directors, prior to the date on which the person becomes an interested shareholder. A “business combination” generally includes mergers, asset sales, some types of stock issuances and other transactions with, or resulting in a disproportionate financial benefit to, the interested shareholder. Subject to exceptions, an “interested shareholder” is a person who owns 10% or more of the Company’s voting power, or is an affiliate or associate of the Company and owned 10% or more of the Company’s voting power within the past five years.

The Company is also subject to Sections 33-841 and 33-842 of the CBCA. These provisions generally require business combinations with an interested shareholder to be approved by the board of directors and then by the affirmative vote of at least:

•	the holders of 80% of the voting power of the outstanding shares of the Company’s voting stock; and

•	the holders of 2/3 of the voting power of the outstanding shares of the Company’s voting stock, excluding the voting stock held by the interested shareholder;

unless the consideration to be received by the shareholders meets certain price and other requirements set forth in Section 33-842 of the CBCA or unless the board of directors of the Company has by resolution determined to exempt business combinations with that interested shareholder prior to the time that such shareholder became an interested shareholder.

The Company is also subject to Section 33-756(g) of the CBCA, generally requiring directors acting with respect to mergers, sales of assets and other specified transactions to consider, in determining what they reasonably believe to be in the best interests of the corporation, specified interests, including those of the corporation’s employees, customers, creditors and suppliers and any community in which any office or other facility of the corporation is located. Section 33-756(g) of the CBCA also allows a director to consider, in the discretion of such director, any other factors the director reasonably considers appropriate in determining what the director reasonably believes to be in the best interest of the corporation.

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